

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2011

Via Facsimile
Mr. Agustin Gomez de Segura
CIGMA Metals Corp.
P.O. Box 73529
1014 Robson Street
Vancouver, British Columbia V6E 4L9

      Re: CIGMA Metals Corp.
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed September 20, 2010
              File No. 0-27355

Dear Mr. Gomez de Segura:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing, and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ W. Bradshaw Skinner

                        W. Bradshaw Skinner
                        Senior Assistant Chief Accountant